Mark A. Humphrey Vice President and Comptroller	Chevron Corporation Comptroller’s Department 6001 Bollinger Canyon Road San Ramon, CA 94583-2324
July 23, 2008
BY ELECTRONIC TRANSMISSION
Mr. H. Roger Schwall
Assistant Director
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Chevron Corporation
Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 28, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008 Filed May 8, 2008
     File No. 001-00368
Dear Mr. Schwall:
In your letter dated June 30, 2008, you provided comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on the Chevron Corporation (“Chevron” or “the company”) 2007 Form 10-K, and the company’s Form 10-Q for fiscal quarter ended March 31, 2008. These comments and the company’s responses are set forth below.
Please direct any questions related to the information herein to Mr. Bill Allman, Assistant Comptroller, at (925) 842-3544 or by e-mail at bill.allman@chevron.com.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Statements of Income, page FS-9
General
Comment 1
In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the terms “primarily,” “partially,” or “mainly” to describe changes, quantify, if material, the amount of the change that is attributable to the primary source you identify. As one example, in your discussion of “Operating, selling general and administrative expenses” on page FS-9, you state that the largest increases recorded were the cost of employee payroll and contract labor. Quantify the amount related to this increase. See Section III.D of SEC Release 33-6835 (May 18, 1989).
Response: In future Annual Reports on Form 10-K, we will quantify the amount of the changes contributed by the major factors or events as they relate to revenues, operating expenses and other income or expenses.

Mr. H. Roger Schwall
Securities and Exchange Commission
July 23, 2008
Page: 2
Controls and Procedures, page 35
Comment 2
We note that you have limited your conclusion about the effectiveness of your disclosure controls and procedures to those which would make certain information known to your principal executive and principal financial officers.
If you chose to describe particular aspects of disclosure controls and procedures that were effective, you should also indicate whether controls and procedures were effective in accomplishing the objectives referred to in the definition, including those which provide reasonable assurance that information required to be disclosed in your filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, as stipulated in Exchange Act Rule 13a-l5(e).
We have the same observation about the corresponding disclosure in your subsequent interim report. Tell us the extent to which your principal executive and financial officers determined that your disclosure controls and procedures were effective.
Response: Our outside disclosure counsel spoke with the staff’s Ms. Dang on July 8, 2008, regarding this comment. Further to this conversation, we inform you that no limitation or qualification of the description of the effectiveness of the company’s disclosure controls and procedures was intended by our prior responses to the item indicated.
In future filings, we intend to use the following disclosure language:
Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of [month/day/year].
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Financial Statements
Note 9 – Litigation, page 15
Comment 3
We note your disclosure regarding your litigation before the Superior Court of Nueva Loja in Lago Agrio Ecuador, concerning damage to the environment from oil exploration and production operations. You state that the lawsuit lacks legal or or factual merit, indicating that you have not accrued for this loss contingency.
However, you also state that a court appointed mining engineer has issued a report recommending that the court assess $8 billion, while also asserting that an additional $8.3 billion could be assessed, although you do not believe the engineer’s report furnishes a basis for calculating your potential exposure in this case.
Tell us whether we have properly understood your disclosure, as it relates to your accounting, that you have determined the range of reasonably possible loss begins at zero and that no amount within this range appears as a better estimate than any other amount within the range, following the guidance in SFAS 5 and FIN 14.

Mr. H. Roger Schwall
Securities and Exchange Commission
July 23, 2008
Page: 3
If this is not the case, and you have established a liability for litigation in Ecuador, please submit details of your accounting, including a schedule showing all amounts accrued and the dates of those accruals. And in either case, submit details about your estimates of the ranges of reasonably possible loss at each interim and annual balance sheet date covering the last three fiscal years and subsequent periods.
Please include the ranges estimated, amounts assessed as probable, amounts assessed as remote, dates of significant events and explanations of factors that you relied upon in updating your estimates. It should be clear where the potential assessments amounting to $16.3 billion fall with respect to your estimate of the range of reasonably possible loss.
We would also like you to explain why this lawsuit was not disclosed in your Form 10-K for the fiscal year ended December 31, 2007, and to identify the specific factors arising in the subsequent period which triggered disclosure in your Form l0-Q.
Response: As indicated in your comment, disclosure of the Lago Agrio case in Ecuador appeared for the first time in our Quarterly Report on Form 10-Q for the period ended March 31, 2008. This timing and the basis for our disclosure are discussed below. It should be noted, however, that stockholders had previously introduced proposals that highlighted this case, and the company therefore made some earlier statements about the case in its Proxy Statements in connection with the 2004, 2005 and 2006 Annual Meetings of Stockholders. It should also be noted that plaintiffs and allied groups have sought to stimulate regulatory investigations of the company’s reporting position on this case at various times and in various places over the years, and the case has otherwise received substantial news coverage.
This case was reviewed each quarter by company management (in conjunction with the company’s disclosure control process) to determine what disclosure, if any, was appropriate or required under accounting and SEC rules and guidelines, and whether an accrual should be made. The standard for making these determinations has not changed, nor has the company’s process for making these determinations. In each reporting period, current developments with respect to the case are reviewed.
The loss contingency associated with this lawsuit was not disclosed in our earlier Form 10-K or Form 10-Q reports because, as of the respective dates of those reports, management did not assess the likelihood of a material loss as being “reasonably possible.” As such, disclosure was not required under FAS 5, and management further believed that any voluntary discussion of the case would have suggested that management believed a material loss was reasonably possible. As of the filing date of the first quarter 2008 Form 10-Q, however, management’s assessment of the appropriateness of disclosure had changed. The precipitating factor for the change in assessment was the content of the report filed with the court by the court-appointed engineer. The engineer’s report was filed with the court on April 1, 2008 – after the filing of the company’s Form 10-K but prior to the issuance of our first quarter Form 10-Q.
As indicated in our Form 10-Q, the engineer’s report is not binding on the court, and the company believes that there are good reasons in law and fact for the report to be rejected. The very fact that the report was filed, however, along with the content of the report, heightens concerns that officials of the company have previously expressed that a fair and impartial trial of the issues in Ecuador may not be possible. The risk the company is considering is that of a complete miscarriage of justice, resulting in attempted imposition of liability beyond all recognized norms. In light of the engineer’s report, we are no longer as confident that such a result is truly remote. Under the circumstances, management concluded that disclosure of the case in the first quarter Form 10-Q was prudent.
The staff is correct in inferring that the company has not booked a reserve for this lawsuit. Under FAS 5, accrual is required when management assesses the likelihood of a loss to be probable and can make a reasonable estimate of the amount of the loss, or at least a minimum amount of the probable loss per the

Mr. H. Roger Schwall
Securities and Exchange Commission
July 23, 2008
Page: 4
guidance of FIN 14. At present, management does not believe the contingent loss associated with this case is probable.
You are also correct in inferring that management believes any range of a reasonably possible loss associated with this case begins at zero. The company believes that any attempt to calculate a range of possible loss beyond zero should be based on evidence actually presented or likely to be presented in the case and on theories of liability based on law. As indicated in our discussion of the case in our first quarter 2008 Form 10-Q, and as will be further demonstrated in the company’s filings with the court in Ecuador, the company does not believe the engineer’s report is at all credible, and therefore does not believe that it furnishes a rational basis for estimating the company’s exposure or range of a reasonably possible loss. No other data are available that would provide a basis for computing any potential company liability, and thus a reasonable estimate of a possible loss or range of possible loss cannot be made.
Engineering Comments
Business, page 3
Upstream – Exploration and Production, page 4
Comment 4
We note the table of net production of crude oil and natural gas liquids and natural gas by country. Please tell us if the production listed on this table represents only net sales volumes.
Response: The production in the table on page 4 of the 2007 Form 10-K does not represent only net sales volumes of crude oil and natural gas liquids and natural gas. Net production volumes in the table are composed of volumes sold, inventoried and consumed in operations. The volumes consumed in operations are indicated in footnote 4 to the table.
Supplemental Information on Oil and Gas Producing Activities, page FS-61
Results of Operations for Oil and Gas Producing Activities, page FS-66
Comment 5
We note that you do not report an average natural gas sales price in Africa but on page 5 you report gas production and on page FS-70 you report proved natural gas reserves and gas production in Africa. Please tell us why you did not report an average natural gas sales price or revise your document as necessary. Please see Item 3.A.(i) of Industry Guide 2 and paragraph 16 of SFAS 69.
Response: The reason no natural gas sales price (for 2007) is shown for Africa on page FS-66 is that no sales of natural gas occurred during 2007. All natural gas produced in Africa during 2007 was consumed in operations. See paragraph 3 of Item 3.B of Industry Guide 2. The reason no sales occurred in 2007 (but did occur in 2006 and 2005) was a third-party pipeline in Nigeria that transports natural gas was vandalized in February 2006 and was not returned to service until March 2008.
Reserve Quantity Information, page F-66
Comment 6
Please tell us if you have attributed any volumes of oil and gas reserves to proved undeveloped reserves that will not be developed until 2013 and beyond. If so, please tell us the quantities per year, the location and the reasons these reserves will not be developed until after 2012.

Mr. H. Roger Schwall
Securities and Exchange Commission
July 23, 2008
Page: 5
Response: The company does not maintain a system that forecasts the timing of the reclassification of proved undeveloped reserves to proved developed reserves by year. To respond to this comment, we examined the fields as of December 31, 2007, that represented the top 80 percent of our proved undeveloped reserves for crude oil and natural gas liquids and the fields that represented the top 80 percent of our proved undeveloped natural-gas reserves.
For these fields, we determined that approximately 40 percent of the associated proved undeveloped liquids reserves and 50 percent of the proved undeveloped gas reserves are expected to be developed by the end of 2012. The development of reserves beyond five years is not uncommon for large development projects, but this fact pattern is limited to a relatively small number of fields in the company’s portfolio. In many cases, the extended development period is a result of commitments under long-term contracts, facility constraints, rig and equipment availability in a strong-demand market, and/or timing of funding by partners due to competing investment priorities (which delays reserves development to later in a field’s contract term).
The table below identifies the location of the fields that have development of reserves after 2012. Although the quantities to be developed by year are not readily available, we have indicated the factors associated with the timing of the reserves development for the years after 2012.
CRUDE OIL AND NATURAL GAS LIQUIDS (millions of bbls)

	Total Proved	Proved Undeveloped
Geographic Area	Undeveloped	Reserves	Number
(same as FAS 69 tables)	Reserves*	Developed After 2012	of Fields	Comments
United States:
California	106	50	3	Major capital projects are in progress to develop these reserves. Facility constraints are also an issue. Reserves are planned to be developed to keep the processing plants full.
Gulf of Mexico	110	18	2	Uphole completions are planned that extend development beyond 2012.
Other	18	7	1	This field is in the mid-continent region. Development is tied to the timing of CO2 purchases, which is constrained by plant capacity.
Africa	442	186	6	Long-term development-drilling programs are in place. The drilling schedules are affected by partner funding priorities and rig availability.
Asia-Pacific	160	90	2	Plans are in place to drill over 1,200 wells between 2008 through 2022 to fulfill long-term commitments. Development is constrained by rig availability.
Tengizchevroil affiliate	715	711	2	Production is constrained by plant capacity. Development is planned to occur so that plant capacity is kept fully utilized.
Other affiliates	146	121	1	Field is in Latin America. Development is constrained by plant capacity and rig availability.

Total	1,697	1,183

NATURAL GAS (billions of cubic feet)

	Total Proved	Proved Undeveloped
Geographic Area	Undeveloped	Reserves	Number
(same as FAS 69 tables)	Reserves*	Developed After 2012	of Fields	Comments
Africa	1,410	740	2	Plant capacity drives development. Undeveloped reserves are planned to be moved to developed reserves prior to 2018.
Asia-Pacific	2,809	1,538	5	For three fields, development is associated with delivery rates specified in long-term sales contracts.
				For the other two fields, additional development is associated with utilization of full plant capacity.
Other	558	299	2	Fields are in Latin America. Development is associated with delivery rates under long-term sales contracts.
Tengizchevroil affiliate	915	915	1	Production is constrained by plant capacity. Development is planned to occur so that plant capacity is kept fully utilized.

Total	5,692	3,492

*	Represents total proved undeveloped reserves for fields that have reserves developed after 2012. Fields examined for this analysis contained the top 80% of proved undeveloped reserves as of December 31, 2007.
Comment 7
Please tell us if you have attributed any proved reserves from production sharing contracts that will not be produced until after the expiration of the production sharing contract. If so, please tell us the

Mr. H. Roger Schwall
Securities and Exchange Commission
July 23, 2008
Page: 6
circumstances surrounding these estimates and why you believe they are consistent with the SEC’s definition of proved reserves.
Response: All proved reserves associated with production-sharing contracts are forecasted to be produced prior to the expiration of each contract.
Net Proved Reserves of Natural Gas, page FS-70
Comment 8
We note that your natural gas reserves in Africa, which represent almost 14% of your total natural gas reserves, have remained relatively flat while your production has declined almost 36% over two years. We also note that your reserve life is 118 years for your proved gas reserves in Africa and 43 years for your proved developed gas reserves and both values appear to be increasing due to declining production volumes. Please tell us the percentage of your proved natural gas reserves that you attribute to fuel gas in Africa and will not be sold. Please tell us how much gas you have utilized for fuel and how much you have flared in Africa for each of the last three years. Tell us if you have reduced your total reserves by the amount of gas that you estimate you will flare over the life of the reserves and how you make this determination.
Response: The company does not include flared volumes in proved-reserve quantities. Natural gas reserve quantities are determined by combining estimates of future natural-gas sales and future natural-gas volumes to be used in operations. At year-end 2007, 25 percent of our proved natural-gas reserves in Africa were attributable to gas to be used in operations. The seeming disparity of reserve life noted in the comment is due to the reserve quantities associated with long-term sales contracts to the West African Gas Pipeline (first sales expected during 2008) and the Escravos gas-to-liquids facility, which is scheduled for completion in 2011.
For each of the last three years we have consumed the following volumes in operations in Africa: 2007 – 27 BCF; 2006 – 27 BCF; 2005 – 23 BCF. For each of the last three years we have flared the following volumes in Africa: 2007 – 126 BCF; 2006 – 154 BCF; 2005 – 141 BCF.
Comment 9
For the proved reserve gas volumes in Africa that will be sold please tell us if you have a definite market for the gas, how much is contracted for delivery into the market per year and for the life of the contracts and why production is declining if there is a market for the gas. In addition, please tell us how much gas you have sold in each of the last three years, if different than you report for gas production in the table on pages 5 and FS-70.
Response: We have contracts in place with firm commitments to deliver gas at the following approximate volumes and commencement dates: 47 BCF per year – March 2008, increasing to 70 BCF per year – July 2009, and increasing to 189 BCF per year – January 2012. These contracts will be in place for approximately 20 years. Production declined in 2006 and 2007 due to vandalism of a third-party pipeline in Nigeria (discussed in comment 5). Gas sales volumes for each of the last three years in Africa were as follows: 2007 – Nil; 2006 – 3 BCF; 2005 – 25 BCF.
*           *          *
As also requested in your letter of June 30, 2008, we acknowledge the following:
•	The company is responsible for the adequacy and accuracy of all disclosures in its filings.

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

Mr. H. Roger Schwall
Securities and Exchange Commission
July 23, 2008
Page: 7
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Mark A. Humphrey
cc: Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)